UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
Brookfield Homes Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
112723 10 1
(CUSIP Number of Class of Securities)

WITH A COPY TO:
Shane D. Pearson	Daniel M. Miller
Brookfield Homes Corporation	Dorsey & Whitney LLP
12865 Pointe Del Mar, Suite 200	250 Park Avenue
Del Mar, California 92014	New York, NY 10177
(858) 481-8500	(212) 415-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO is filed by Brookfield Homes Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase up to 3,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The Company is inviting stockholders to tender shares at a price per share of $55.00, net to the seller in cash, without interest.
This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) under the Securities Exchange Act of 1934, as amended.
Item 12. Exhibits.
(a)(5)	Press Release dated October 4, 2005.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROOKFIELD HOMES CORPORATION*

* Pursuant to General Instruction D to Schedule TO, no signature is required.

EXHIBIT INDEX

Exhibit
Number	Description
(a)(5)	Press Release dated October 4, 2005.